HyGen Industries, Inc.

11693 San Vicente Boulevard, Suite 445

Los Angeles, California 90049

Telephone: (310) 923-2827

March 16, 2017

Via Edgar

Mail Stop 3561

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:          Mara L. Ranson, Assistant Director, Office of Consumers Products

            Re:      HyGen Industries, Inc. - Request for Qualification

                        Offering Statement on Form 1-A

                        Filed January 25, 2016

                        File No. 024-10518

Dear Ms. Ranson:

            We respectfully request that the above referenced Offering Statement on Form 1-A for HyGen Industries, Inc., a California corporation, be declared qualified by the Securities and Exchange Commission at 1:00 PM Eastern Time on Wednesday, March 22, 2017.

Very truly yours,

                                                                        /s/ Richard Capua

                                                                        Richard Capua, President

                                                                        HyGen Industries, Inc.